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                                                                    Exhibit 99.1



(51JOB LOGO)



FOR IMMEDIATE RELEASE

CONTACT:

Linda Chien
Investor Relations
51job, Inc.
(+86-21) 5292-0720
investor.relations@51job.com


            A CLASS ACTION LAWSUIT HAS BEEN FILED AGAINST 51JOB, INC.

SHANGHAI, JANUARY 24, 2005 - 51JOB, INC. (NASDAQ: JOBS), a leading provider of integrated human resource services in China, wishes to advise investors that it is aware that a class action lawsuit brought on behalf of a putative class of shareholders of 51job, Inc. (the "Company") under U.S. securities laws apparently has been filed against the Company and the chairman of its board of directors and certain of its officers recently in the United States District Court for the Southern District of New York. The Company has not yet been served with the complaints in the action and therefore is unable to comment on the lawsuit at this time.


ABOUT 51JOB

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in Career Post Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, proprietary software applications, business process outsourcing and salary surveys. 51job's nationwide network in China spans 19 cities with local editions of Career Post Weekly and Hong Kong.



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